EX-99.77C VOTES

SHAREHOLDER MEETING

On April 29, 2011, the Fund held its Annual Meeting of Shareholders for the purpose of voting on a proposal to re-elect two (2) Trustees of the Fund. Both Trustees were successfully re-elected. Results of the proposal were as follows:

Proposal 1: Re-election of Trustees

	For	Withheld
Mary K. Anstine	19,242,124.576	514,128.448
Michael F. Holland	19,308,258.957	447,994.067

Other Trustees of the Fund as of April 29, 2011, aside from those shown above, include Everett L. Morris and Jeremy O. May, who are considered interested Trustees due to their affiliation with ALPS Fund Services, Inc., and/or the Fund’s investment advisor, and Jeremy W. Deems and Larry W. Papasan, who are considered independent trustees (as such term is defined by the NYSE Amex Equities listing standards).